WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China, 610041

Tel: +86 (28) 86210882

VIA EDGAR

November 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Demarest
Jennifer Monick
Ronald (Ron) E. Alper
Pam Howell

Re:	WF International Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 7, 2023
CIK No. 0001979610

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 21, 2023, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on September 7, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. The Company is live filing via Edgar a registration statement (the “Registration Statement”) revised pursuant to the comment herein with this response letter.

Amended Draft Registration Statement on Form F-1 submitted September 7, 2023

 General

1.	We note the risk factor disclosure added on page 36 that you failed to register two lease agreements with the relevant government authorities. Please provide additional information regarding this failure to register, including specifying the governmental authorities with whom the leases should have been filed. Please revise the Regulatory Permissions section on page 14 to add disclosure regarding this failure to register and clarify whether this failure to register impacts the regulatory permissions you have received.

We respectfully advise the Staff that two lease agreements in question have been duly registered on September 27, 2023 and therefore we are no longer subject to the risk related to our failure to register such lease agreements. We have removed this risk in the “Risk Factors” section on page 36 of the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP